UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo 2025 Interim Results dated 30 September 2025

Press Release

30 September 2025

Argo Blockchain plc

("Argo" or "the Company")

Interim Half Year Results 2025

The Company announces its results for the six months ended 30 June 2025.

Highlights

●    Revenues of $6.3 million for H1 2025 compared to $29.3 million for H1 2024, the decrease driven primarily by the refurbishment and relocation of machines in Q1. The total number of Bitcoin ("BTC") mined during H1 2025 was 65, a decrease from H1 2024 of 442.
●    Mining margin of $1.2 million or 18% for H1 2025, compared to $11.5 million or 39% for H1 2024.
●    On 30 June 2025, the Company entered into and announced a Restructuring Support Agreement ("RSA") with Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC ("Growler") which provides for implementation of a recapitalization of Argo's financial indebtedness to be sanctioned by the High Court of England and Wales  under Part 26A of the UK Companies Act 2006 "(Recapitalization Plan").
●    Net loss was $8.1 million for H1 2025, compared to a net loss of $38 million in H1 2024. Adjusted EBITDA was ($2.8) million for H1 2025 compared to $5.7 million in H1 2024.
●    The Company ended June 2025 with $1.7 million of cash and 2 Bitcoin equivalent.

Management Commentary

Justin Nolan, CEO at Argo said: "Lower H1 2025 results reflect the impact of machine refurbishment and relocation, but with the RSA and the Recapitalization Plan Argo is pursuing with Growler, the Company expects to strengthen its foundations in order to position itself to capture future opportunities."

Non-IFRS Measures

The following table shows a reconciliation of mining margin percentage to gross margin, the most directly comparable IFRS measure, for the six month periods ended 30 June 2025 and 30 June 2024.

	Period ended	Period ended
	30 June 2025	30 June 2024
	(unaudited)	(unaudited)
	$'000	$'000

Gross margin	(356)	1,792
Gross margin percentage	(6%)	6%
Depreciation of mining equipment	1,509	9,667
Change in fair value of digital currencies	-	27

Mining margin	1,153	11,486
Mining margin percentage	18%	39%

The following table shows a reconciliation of Adjusted EBITDA to net (loss) / income, the most directly comparable IFRS measure, for the six-month periods ended 30 June 2025 and 30 June 2024.

	Period ended	Period ended
	30 June 2025	30 June 2024
	(unaudited)	(unaudited)
	$'000	$'000

Net Loss	(8,128)	(37,541)
Interest expense	2,067	4,296
Income tax expense	(412)	340
Depreciation and amortisation	1,873	10,115
Restructuring and transaction related fees	2,203	1,118
Foreign Exchange	(609)	(292)
Share based payment	780	3,594
Impairment of property, plant and equipment	87	22,012
(Gain)/Loss on sale of tangible assets	(649)	429
Loss on assets held for sale	-	1,409
Impairment of intangible assets	14	226
Adjusted EBITDA	(2,774)	5,706

For further information please contact:
Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities and operations in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Interim Management Report

Important Events

During the first six months of 2025, the Company continued to focus on financial discipline, including addressing its legacy debt obligations, principally its outstanding 8.75% Senior Notes due 2026.

The Company appointed Justin Nolan as Chief Executive Officer and Executive Director on 22 March 2025, as announced on 24 March 2025.

On 30 June 2025, the Company entered into and announced a Restructuring Support Agreement ("RSA") with Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC ("Growler"), to implement a recapitalization through a restructuring plan under Part 26A of the UK Companies Act 2006.

On 30 June 2025, the Company announced Matthew Shaw had resigned from his position as Chairman and Director of the Company with effect from 27 June 2025 and that Maria Perrella was appointed Chair of the  Board with immediate effect.

On 22 August 2025 the Company announced that it did not make the scheduled interest payment on its outstanding bonds that was due on 31 July 2025, which was subject to a 30-day grace period ending on 30 August 2025, which has now lapsed.

On 9 September 2025, the Company entered into a First Amended and Restated RSA ("Amended RSA") with Growler, as announced on 10 September 2025.

Concurrently, the Company executed a secured multi-draw term loan facility of up to US$7.5 million with Growler ("Loan") to provide liquidity during the Recapitalization Plan process. An initial draw of approximately US$3.26 million was made on 9 September 2025, with further draws available provided that the Amended RSA remains in effect and customary conditions are satisfied. As of the date of this report, approximately US$4.5 million has been drawn under the Loan.

On 22 September 2025, the Company announced that it had appointed Charlotte Proctor-Worrall to the position of Chief Financial Officer, effective immediately.

Responsibility Statement

We confirm that to the best of our knowledge:

●    the Interim Report has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting;
●    gives a true and fair view of the assets, liabilities, financial position and profit/loss of the Group;
●    the Interim Report includes a fair review of the information required by DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the set of interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.
●    the Interim Report includes a fair review of the information required by DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being the information required on related party transactions.

The Interim Report was approved by the Board of Directors and the above responsibility statement was signed on its behalf by:

Maria Perella
Chair of the Board

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
		Period ended	Period ended
		30 June 2025	30 June 2024
		(unaudited)	(unaudited)
	Note	$'000	$'000
Revenues		6,281	29,255
Power and hosting Costs		(5,128)	(19,189)
Power credits		-	1,420
Mining margin		1,153	11,486
Depreciation - mining hardware		(1,509)	(9,667)
Gross profit (loss)		(356)	1,792
Administrative expenses		(4,128)	(5,809)
Restructuring and transaction related fees		(2,203)	(1,118)
Foreign exchange gain		609	292
Depreciation		(364)	(448)
Loss on Hedging		-	(397)
Share based payment expense		(780)	(3,594)
Operating loss		(7,222)	(9,282)
Loss on sale of assets held for sale	14	-	(1,409)
(Loss)/Gain on disposal of property, plant and equipment		649	(429)
Interest expense		(2,067)	(4,296)
Other income		201	453
Gain (loss) in fair value of intangible assets	9	-	(27)
Impairment of tangible fixed assets	7	(87)	(22,012)
Impairment of intangible assets	6	(14)	(226)
Loss before taxation		(8,540)	(37,201)
Tax (expense) recovery	5	412	(340)
Loss after taxation		(8,128)	(37,541)
Other Comprehensive LossItems which may be subsequently reclassified to profit or loss:
- Currency Translation Reserve		(638)	(404)
Total other comprehensive loss, net of tax		(638)	(641)
Total comprehensive loss attributable to the equity holders of the company		(8,766)	(37,945)
Weighted average shares outstanding 000's		717,752	575,721
Basic/diluted loss per share		(0.01)	(0.07)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
		As at	As at
		30 June 2025	31 December 2024
		(unaudited)	(audited)
	Note	$'000	$'000
ASSETS
Non-current assets
Investments at fair value through income or loss		300	300
Intangible fixed assets non-current	6	102	176
Property, plant and equipment	7	3,660	7,071
Total non-current assets		4,062	7,547
Current assets
Trade and other receivables	8	540	2,451
Prepayments		2,629	628
Intangible fixed assets current	9	193	6
Cash and cash equivalents		1,654	8,626
Total current assets		5,016	11,711
Total assets		9,078	19,258
EQUITY AND LIABILITIES
Equity
Share capital	10	945	938
Share premium	10	233,037	232,257
Share based payment reserve		15,155	15,162
Foreign currency translation reserve		(31,405)	(30,766)
Accumulated deficit		(255,204)	(247,076)
Total equity		(37,472)	(29,485)
Current liabilities
Trade and other payables	11	6,294	8,184
Loans current	12	439	439
Corporation tax	5	-	398
Total current liabilities		6,732	9,439
Non - current liabilities
Issued debt - bond	12	39,598	39,304
Loan non-current	12	219	418
Total liabilities		46,550	48,743
Total equity and liabilities		9,078	19,258

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Accumulated deficit	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2025	938	232,257	(30,766)	15,162	(247,076)	(29,485)
Loss for the period	-	-	-	-	(8,128)	(8,128)
Other comprehensive income	-	-	(639)	-	-	(639)
Stock based compensation charge	-	-	-	780	-	780
Share RSUs vested	7	780	-	(787)	-	-
Balance at 30 June 2025	945	233,037	(31,405)	15,155	(255,204)	(37,472)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2024	712	209,779	(30,525)	12,166	(191,174)	158
Loss for the period	-	-	-	-	(37,541)	(37,541)
Other comprehensive income	-	-	(404)	-	-	(404)
Share capital issued	48	9,300	-	-	-	9,348
Stock based compensation charge	-	-	-	3,594	-	3,594
Share options/warrants exercised	4	556	-	(560)	-	-
Balance at 30 June 2024	764	202,103	(30,929)	15,200	(229,515)	(24,845)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
		Period ended	Period ended
		30 June 2025	30 June 2024
		(unaudited)	(unaudited)
	Note	$'000	$'000
Cash flows from operating activities
Loss before tax		(8,540)	(37,201)
Adjustments for:
Depreciation and amortisation		1,873	10,114
Foreign exchange movements		(609)	(290)
Finance cost		2,067	4,296
Fair value change in intangible assets		-	25
Digital assets earned		(6,281)	(29,255)
Loss on disposal of assets held for sale		-	1,409
Impairment of intangible digital assets		14	226
Impairment of property, plant and equipment		87	22,012
Power costs paid with digital assets		3,013	-
Interest income		-	(273)
Loss on hedging		-	397
Loss on sale of tangible assets		(649)	429
Share based payment expense		780	3,594
Working capital changes:
Decrease/(increase) in trade and other receivables	8	17	1,341
Decrease in trade and other payables	11	(1,890)	(2,782)
Net cash flow (used in)/from operating activities		(10,119)	(25,958)
Investing activities
Proceeds from sale of digital assets		3,155	29,443
Purchase of property, plant and equipment	7	(6)	-
Proceeds from sale of property, plant and equipment		2,177	894
Proceeds from sale of subsidiary and investment		-	6,119
Interest received		-	273
Net cash used in investing activities		5,326	36,729
Financing activities
Loan repayments		(199)	(19,881)
Interest paid		(1,775)	(3,362)
Proceeds from common stock issued - net of issue costs		-	9,349
Net cash from (used in)/from financing activities		(1,974)	(13,894)
Net decrease in cash and cash equivalents		(6,766)	(3,123)
Effect of foreign exchange changes in cash		(206)	(335)
Cash and cash equivalents, beginning of period		8,626	7,443
Cash and cash equivalents, end of period		1,654	3,985

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.         COMPANY INFORMATION

Argo Blockchain plc ("the Company") is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27/28 Eatcastle Street, London, England, W1W 8DH. The Company was incorporated on 5 December 2017 as GoSun Blockchain Limited.

On 21 December 2017, the Company changed its name to Argo Blockchain Limited and re-registered as a public company, Argo Blockchain plc.
On 12 January 2018, Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. , incorporated in Canada.
On 22 November 2022, the Company formed Argo Holdings US Inc., a 100% subsidiary incorporated in Delaware, United States, and Argo US Holdings Inc. formed Argo US Operating LLC, a limited liability company incorporated in Delaware, United States (together, the "Group")
On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.
In March 2024, the Group sold 9366-5320 Quebec Inc.

The principal activity of the Group is Bitcoin mining.

The ordinary shares of the Company are listed under the trading symbol ARB on the London Stock Exchange.  The American Depositary Receipts of the Company are listed under the trading symbol ARBK on Nasdaq.  The Company bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

2.         BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended 30 June 2025 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and presented in US dollars which is further described in Note 3. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2025, which have been prepared in accordance with UK-adopted International Financial Reporting Standards as issued by the IASB. The report of the auditors on those financial statements was unqualified.

The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments.

Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements for the year ended 31 December 2023.

During the 2024 audit, an error was identified in the Group's 2024 interim half year results. The Group had reported a gain of $3,397 on the disposal of 9366-5230 Quebec Inc.; however, the cost basis applied was incorrect. Applying the correct cost basis, the transaction resulted in a loss of $1,409. There was no impact on cash flows. Consequently, the net loss for the period ended 30 June 2024 increased by $4,807, from $32,734 to $37,541. Management has evaluated the matter and concluded that the adjustment is not material and does not require restatement of prior period financial statements

3.         ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those of the previous financial year, except the change in presentational currency from British Pounds to US Dollars and recognition of power credits within Mining Margin in the Statement of Comprehensive Income.  The Group changed its presentational currency to US Dollars with effect from 1 January 2023 due to the fact its revenues, direct costs, capital expenditures and debt obligations are now predominantly denominated in US Dollars.

In order to satisfy the requirements of IAS 8 and IAS 21 with respect to a change in the presentation currency, the statutory financial information as previously reported in the Group's Annual Reports have been restated from GBP into US Dollars using the procedures outlined below:
●     Assets and liabilities were translated to US Dollars at the closing rates of exchange at each respective balance sheet date
●     Share capital, share premium and other reserves were translated at the historic rates prevailing at the dates of transactions
●     Income and expenses were translated to US Dollars at an average rate at each of the respective reporting years on a monthly basis. This has been deemed to be a reasonable approximation to exchange rates at the date of the transactions.
●     Differences resulting from the retranslation were taken to currency translation reserve within equity
●     All exchange rates used were extracted from the Group's underlying financial records

Power credits: The Group recognized power credits in relation to selling power back to the power grid.  The hosting facility sells some of the Group's power back to the power grid when economically feasible.

Going Concern

The preparation of these condensed consolidated interim financial statements requires an assessment of the appropriateness of the going concern basis of accounting.
Since year-end, the Group has continued to experience liquidity pressure driven by lower operating margins, refurbishment and re-hosting costs, and the timing of cash inflows. On 30 June 2025 the Company announced a proposed recapitalisation under a court-sanctioned restructuring plan pursuant to Part 26A of the UK Companies Act 2006 (Recapitalisation Plan).
The framework includes (i) a senior secured multi-draw term loan facility of up to US$7.5 million from Growler Mining Tuscaloosa, LLC ("Growler") to provide liquidity through the Recapitalisation Plan process; (ii) the equitisation of the Company's c.US$40 million unsecured notes; and (iii) Growler contributing assets and/or exit capital in exchange for new equity, with Growler expected to own at least 80% of the Company post-implementation and bondholders receiving equity, with existing shareholders retaining their interests subject to substantial Dilution.

Subsequent to period end, on 9 September 2025 the Company entered into a First Amended and Restated Restructuring Plan Support Agreement and executed the associated secured multi-draw term loan with Growler. An initial draw of approximately US$3.26 million was made at signing; further draws are subject to customary conditions, including the amended agreement remaining in effect. The Company continues to target a first Court hearing in late October 2025 and, if sanctioned, an effective date in early to mid-December 2025.

With respect to the Company's Nasdaq listing, the Company previously disclosed receipt of a delisting notice for minimum bid-price non-compliance and its intention to request a hearing; following the hearing, on 18 September 2025, Argo was notified by Nasdaq that the Panel had granted Argo's request for continued listing on The Nasdaq Global Select Market, subject to the condition that Argo demonstrates compliance with all applicable listing rules on or before 14 January 2026. The Panel considered Argo's recapitalization process under Part 26A of the UK Companies Act and determined that Argo's continued listing request should be granted so as to allow it to complete that process.

As at 30 June 2025, the Group had cash and cash equivalents of US$1,653,675. Subsequent funding under the Growler facility was received after the period end. The Group's financial performance and liquidity remain sensitive to bitcoin price, network hashprice/difficulty and power costs; adverse movements in these variables, particularly in combination, could reduce operating cash generation.

The Directors have reviewed cash flow forecasts covering at least twelve months from the date of approval of these interim financial statements. The forecasts reflect management's estimates of bitcoin prices, network hashprice and power costs, and assume (i) continued access to the Growler loan facility in line with approved budgets and (ii) timely sanction and implementation of the Recapitalisation Plan, including equitisation of the unsecured notes. The Company previously disclosed that it did not make the scheduled 31 July 2025 interest payment on its outstanding notes (subject to a contractual grace period that ended 30 August 2025); this is intended to be addressed within the recapitalisation.

Material uncertainties

Notwithstanding the steps taken, the following material uncertainties exist that may cast significant doubt on the Group's and Company's ability to continue as a going concern and therefore, that the Group and Company may be unable to realise their assets and discharge their liabilities in the normal course of business:

●        successful completion of the Court process for the Recapitalisation Plan (including any required creditor and, where applicable, shareholder approvals, Court sanction, and Takeover Panel consents/waivers) within the expected timeframe
●        continued availability of funding under the Growler loan facility and the Company's ability to satisfy associated covenants, milestones and draw conditions
●        resolution of the missed notes interest payment and the equitisation of the unsecured notes
●        volatility in bitcoin price, network hashprice and power costs and their impact on operating cash flows

Conclusion

Having considered the matters described above, the Board believes it is appropriate to prepare these interim financial statements on a going concern basis. However, the Directors note that successful execution of the Recapitalisation Plan and continued access to the Growler loan facility, together with the inherent volatility of the Group's operating environment, represent material uncertainties that may cast significant doubt on the Group's and Company's ability to continue as a going concern.

4.         ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2024. The adoption of these standards and amendments did not have any material impact on the financial results or position of the Group.
Standards which are in issue but not yet effective:
At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.
Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 7/9 (amendments)	Amendments to the Classification and Measurement of Financial Instruments. Contracts referencing Nature-dependant Electricity.	1 January 2026
IFRS 7 (amendments)	Disclosures - Gain or Loss on Derecognition, Credit Risk.	1 January 2026
IFRS 10	Determination of a 'de-facto' agent	1 January 2026
IFRS 9 (amendments)	Derecognition of Lease Liabilities	1 January 2026

The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

No deferred tax asset has been recognised in respect of tax losses carried forward on the basis that there is insufficient certainty over the level of future profits to utilise against this amount.

Income tax expense

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

5.         TAXATION

	Period ended 30 June 2025 (unaudited)	Period ended 30 June 2024 (unaudited)
	$'000	$'000
Taxation charge in the financial statements	(412)	340

	Period ended 30 June 2025 (unaudited)	Period ended 30 June 2024 (unaudited)
	$'000	$'000

Loss before taxation	(8,540)	(37,201)
Expected tax recovery based on a weighted average of 25% (2023 - 25%) (UK, US and Canada)	(2,135)	(9,300)

Effect of expenses not deductible in determining taxable profit	(131)	6,326
Temporary differences	202	3,433
Other tax adjustments	(8)	191
Capital gains tax Unutilised (utilised) tax losses carried forward	(412) 2,072	340 (650)
Taxation charge in the financial statements	(412)	340

6.         INTANGIBLE ASSETS NON-CURRENT

Group	Goodwill	Digital assets	2025 Total
	$'000	$'000	$'000
Cost
At 1 January 2025	35	5,139	5,174

Foreign exchange movements	-	270	270
At 30 June 2025	35	5,409	5,444

Amortisation and impairment
At 1 January	-	4,998	4,998
Foreign exchange movements		261	261
Impairment	-	83	83
At 30 June 2025	-	5,342	5,342
Balance at 1 January 2025	35	141	176
Balance At 30 June 2025	35	67	102

Intangible digital assets are cryptocurrencies owned but not mined by the Group.  The Intangible digital assets are recorded at cost on the day of acquisition. Decreases in fair value are recorded in the fair value reserve in other comprehensive income, if any, then recorded in comprehensive income.  Increases in fair value are recorded in comprehensive income up to prior losses recorded.  Increases in fair value over cost are recorded in the fair value reserve in other comprehensive income.

The Intangible digital assets held are detailed in the table below:
As at 30 June 2025	Coins/tokens	Fair value
Crypto asset name		$'000
Polkadot - DOT	16.283	16
USDC	31,710	32
Other tokens	N/A	19
At 30 June 2025		67

7.         PROPERTY, PLANT AND EQUIPMENT
Group	Mining and Computer Equipment	Data Centres	Equipment	Total
	$'000	$'000	$'000	$'000
Cost
At 1 January 2025	168,407	690	1,839	170,936
Foreign exchange movement	-	-	136	136
Additions	3	-	-	3
Disposals	(1,590)	-	-	(1,590)
At 30 June 2025	166,820	690	1,976	169,485
Depreciation and impairment
At 1 January 2025	(162,450)	(690)	(725)	(163,865)
Foreign exchange movement	-	-	-	-
Impairment in asset	-	-	(87)	(87)
Depreciation charged during the period	(1,509)	-	(364)	(1,873)
At 30 June 2025	(163,959)	(690)	(1,176)	(165,825)
Carrying amount
At 1 January 2025	5,957	-	1,114	7,071
At 30 June 2025	2,861	-	800	3,660

8.         TRADE AND OTHER RECEIVABLES
	As at 30 June 2025 (unaudited)	As at 31 December 2024 (audited)
	$'000	$'000
Trade and other receivables	410	140
Other taxation and social security	130	2,311
Total trade and other receivables	540	2,451

The directors consider that the carrying amount of trade and other receivables is equal to their fair value.

9.         INTANGIBLE FIXED ASSETS CURRENT
Group	Period ended 30 June 2025 (unaudited) $'000	Year ended 31 December 2024 (audited) $'000
Opening Balance	6	385
Additions
Crypto assets mined	6,285	47,017
Total additions	6,285	47,017
Disposals
Crypto assets transferred	(3,013)	-
Crypto assets sold	(3,155)	(47,302)
Total disposals	(6,168)	(47,302)
Fair value movements
Gain/(loss) on crypto asset sales	70	(94)
Total fair value movements	70	(94)
Closing Balance	193	6

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value are recorded in change in fair value of digital currencies on the statement of comprehensive loss.

10.       ORDINARY SHARES ('000)

The Group had 720,371 Ordinary shares outstanding at 30 June 2025 and 714,875 at 31 December 2024.
The Group has in issue 63,499 warrants and options at 30 June 2025 and 63,549 at 31 December 2024.
The Group has in issue 27,876 restricted stock units at 30 June 2025 and 9,089 at 31 December 2024.
In March 2025, the Group granted 22,250 performance stock units ("PSUs") to the Chief Executive Officer ("CEO").  The PSUs vest annually over a three-year period subject to continued employment of the CEO and satisfaction of the performance conditions.  If the performance conditions are not satisfied at particular vesting dates, but are subsequently satisfied, the relevant fraction of PSUs will vest.

11.       TRADE AND OTHER PAYABLES
	As at 30 June 2025 (unaudited)	As at 31 December 2024 (audited)
	$'000	$'000
Trade payables	1,646	1,663
Accruals and other payables	4,648	3,619
Other taxation and social security	-	2,902
Total trade and other creditors	6,294	8,184

The directors consider that the carrying value of trade and other payables is equal to their fair value.

12.       LOANS AND BORROWINGS

Non-current liabilities	As at 30 June 2025 (unaudited) $'000	As at 31 December 2024 (audited) $'000
Issued debt - bond	39,598	39,304
Mortgage	219	418
Total	39,817	39,372
Current liabilities
Mortgages	439	419
Other loans	-	20
Total	439	439

The mortgage is secured against the building at Baie Comeau and is repayable over periods of 18 months at an interest rate of lender prime + 0.5%.

13.       FINANCIAL INSTRUMENTS
	As at 30 June 2025 (unaudited) $'000	As at 31 December 2024 (audited) $'000
Carrying amount of financial assets
Measured at amortised cost
- Trade and other receivables	409	141
- Cash and cash equivalents	1,654	8,626
Measured at fair value - Digital Assets	300	300
Total carrying amount of financial assets	2,363	9,067

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	5,403	8,184
- Short term loans	-	20
- Long term loans - Issued Debt - bonds	658	837
	39,598	39,304
Total carrying amount of financial liabilities	45,659	48,345

Fair Value Estimation
Fair value measurements are disclosed according to the following fair value measurement hierarchy:
-     Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
-     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
-     Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.
The following table presents the Group's assets and liabilities that are measured at fair value at 30 June 2025 and 31 December 2024.

	Level 1	Level 2	Level 3	Total
Assets	$'000	$'000	$'000	$'000
Financial assets at fair value through profit or loss
Equity holdings	-	-	300	300
Intangible fixed assets - crypto assets	-	193	-	193
Total at 30 June 2025	-	193	300	493

	Level 1	Level 2	Level 3	Total
Assets	$'000	$'000	$'000	$'000
Financial assets at fair value through profit or loss
Equity holdings	-	-	300	300
Intangible fixed assets - crypto assets	-	6	-	6
Total at 31 December 2024	-	6	300	306

All financial assets are in listed/unlisted securities and digital assets.
There were no transfers between levels during the period.
The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:
-     There has been a specific change in the circumstances which, in the Group's opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
-     There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
-     There has been a change in expectation that the investee's technical product milestones will be achieved or a change in the economic environment in which the investee operates;
-     There has been an equity transaction, subsequent to the Group's investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset's value will be adjusted to reflect this revised valuation; or
-     An independently prepared valuation report exists for the investee within close proximity to the reporting date.

14.       COMMITMENTS

The Group's material contractual commitments relate to the hosting services agreement with Merkle Standard LLC, which provides hosting, power and support services at Merkle's facilities. The agreement for the Tennessee facility expires at the end of March 2026, and the agreement for the Washington facility expires at the end of April 2026. It is impracticable to determine monthly commitments due to large fluctuations in power usage and as such a commitment over the contract life has not been determined. The agreement is for services with no identifiable assets, therefore, there is no right of use asset associated with the agreement.

15.       RELATED PARTY TRANSACTIONS

Key management compensation - all amounts in $000's

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made only from Argo Blockchain PLC, amounting to:
●    $47 (2024 - $68) to Webslinger Advisors Inc. in respect of fees of Matthew Shaw (Non-executive director)
●    $73 (2024 - $63) in respect of fees for Maria Perrella (Non-executive director)
●    $77 (2024 - $68) in respect of fees for Raghav Chopra (Non-executive director)
Total director fees and remuneration, paid directly and indirectly, totalled $470 (2024: $541).

16.       SUBSEQUENT EVENTS

In September 2025, the Group entered into a First Amended and Restated Restructuring Plan Support Agreement with Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC  and entered into a secured multi-draw term loan facility of up to US$7.5 million with Growler (to provide liquidity through the Recapitalization Plan process and has also entered into the Security Agreements. Upon signing the term loan facility, the Group made an initial draw of approximately US $3.26 million, with subsequent draws to be conditioned on customary closing conditions, including that the Amended RSA remain in full force and effect without having been terminated by either party.

In September 2025, Charlotte Proctor-Worrall was promoted to Chief Financial Officer.

In August 2025, Raghav Chopra resigned as a Director of the Group.
In July 2025, the Group received a letter from Nasdaq Market LLC ("Nasdaq") notifying that the Group's American Depositary Shares would be delisted from The Nasdaq Global Select Market.  In August 2025, the Group requested for continued listing on the The Nasdaq Global Select Market.  In September 2025, Nasdaq granted the Group's request for continued listing on The Nasdaq Global Select Market, subject to the condition that the Group demonstrates compliance with all applicable listing rules on or before 14 January 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer